SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 6-K

                          Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of

                   the Securities Exchange Act of 1934


                     For the month of June 30, 2000

                     Titan Trading Analytics Inc.
             ---------------------------------------------
            (Translation of registrant's name into English)

         201 Selby Street, Nanaimo, British Columbia, V9R 2R2
          --------------------------------------------------
              (Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

            Form 20-F  X                   Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes               No  X


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Titan Trading Analytics Inc.
                                                (Registrant)

Date   March 31, 2000                       By   "Michael B. Paauwe"
                                        Michael B. Paauwe, President

June 30, 2000

To:    Alberta Securities Commission
       British Columbia Securities Commission
       Canadian Venture Exchange

Dear Sirs:
Re:   Titan Trading Analytics Inc. (the "Company")

We confirm that the attached revised Form 61, together with Schedules A, B and C thereto, was mailed by pre-paid mail on June 30, 2000 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list.

We are providing this material to you in compliance with regulations made under the Securities Act.

Sincerely yours,
TITAN TRADING ANALYTICS INC.
	"JENNIFER GEE"
PER:
	Ms. Jennifer Gee, Chief Financial Officer

Tel:   (250) 758-1138
Fax:   (250) 758-1189

British Columbia                                 QUARTERLY REPORT
Securities Commission                                  FORM 61
---------------------------------------------------------------------
ISSUER DETAILS                |  FOR QUARTER ENDED  | DATE OF REPORT
NAME OF ISSUER                |   April 30, 2000    | (Y/M/D)
Titan Trading Analytics Inc   |                     | 00/06/30
---------------------------------------------------------------------
ISSUER'S ADDRESS
3473 Ellis Place
---------------------------------------------------------------------
CITY     PROVINCE | POSTAL  | ISSUER FAX NO    | ISSUER TELEPHONE NO.
                  | CODE    |                  |
Nanaimo  BC       | V9T 4Y6 | 250-758-8322     | 250-758-8262
---------------------------------------------------------------------
CONTACT PERSON    | CONTACT'S POSITION         | CONTACT TELEPHONE NO
Jennifer Gee      | Chief Financial Officer    | 250-758-1138
---------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL B. PAAUWE"   |  Michael B. Paauwe    |    00/06/30
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL GOSSLAND"    |  Michael Gossland     |    00/06/30
---------------------------------------------------------------------

                    TITAN TRADING ANALYTICS INC.
           (Incorporated under the laws of British Columbia)

                CONSOLIDATED INTERIM BALANCE SHEET
         APRIL 30, 2000 WITH COMPARATIVE FIGURES AT APRIL 30, 1999


ASSETS

Current Assets                                   2000           1999

Cash and short-term investments             $   920,604    $ 1,073,077
Accounts receivable                               8,556         11,683
Prepaid expenses                                 16,863          1,236
                                            -----------    -----------
                                                946,023      1,085,996

Software and systems development (net)          360,928        304,937

Capital assets (net)                             44,699         56,998
                                            -----------    -----------
                                            $ 1,348,650    $ 1,447,931
                                            -----------    -----------
LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities    $    11,756    $     7,154
                                            -----------    -----------
SHAREHOLDERS' EQUITY
Share capital                               $ 3,375,938    $ 2,802,962
Deficit                                      (2,039,044)    (1,362,185)
                                            -----------    -----------
                                            $ 1,348,650    $ 1,447,931
                                            -----------    -----------

Approved by the Directors


"MICHAEL PAAUWE"    Director
----------------------------
"MICHAEL GOSSLAND"  Director
----------------------------


     See accompanying notes to the consolidated financial statements
              PREPARED BY MANAGEMENT WITHOUT AUDIT

                     TITAN TRADING ANALYTICS INC.

        CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT

         FOR THE PERIOD FROM NOVEMBER 1, 1999 TO APRIL 30, 2000
      WITH COMPARATIVE FIGURES FOR THE PERIOD FROM NOVEMBER 1, 1998
                       TO APRIL 30, 1999

Revenue
                                              2000           1999
Software Sales                            $          0    $     31,438
Subscriptions                                   10,696               0
Trading Income                                     124          63,878
                                          ------------    ------------
                                          $     10,820    $     95,316
                                          ------------    ------------

Expenses

Advertising, marketing and promotion            12,968          57,256
Amortization                                    42,095          44,850
Bank charges                                     1,528             805
Corporate Tax                                        0             500
Directors' fees                                  5,000           5,000
Foreign exchange loss                            6,925               0
Investor relations                               3,844          19,338
Management fees                                 57,475          32,800
Office                                           3,941           6,417
Professional fees                               19,511          37,099
Rent                                             2,700           2,275
Salaries and benefits                          112,144          76,918
System testing                                       0          28,155
Telephone                                        4,528           2,588
Travel                                           6,579           1,124
                                           -----------    ------------
                                               279,238         315,125
                                           -----------    ------------
Interest and Other Income                        4,755          18,022

Net loss for the period                    $  (263,663)    $  (201,787)

Deficit beginning of period                 (1,775,381)     (1,160,398)
                                           -----------    ------------
Deficit end of period                      $(2,390,044)    $(1,362,185)
                                           -----------    ------------

   See accompanying notes to the consolidated financial statements
              PREPARED BY MANAGEMENT WITHOUT AUDIT

                     TITAN TRADING ANALYTICS INC.

               CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

         FOR THE PERIOD FROM NOVEMBER 1, 1999 TO APRIL 30, 2000
     WITH COMPARATIVE FIGURES FOR THE PERIOD FROM NOVEMBER 1, 1998
                         TO APRIL 30, 1999


                                               2000          1999
Cash from operating activities
   Net loss for the period                 $ (263,663)    $ (201,787)
Item not involving cash
   Amortization                                42,095         44,850
                                           ----------     ----------
                                             (221,568)      (156,937)

Net change in non-cash working
   capital balances                           (31,681)       (29,563)
                                           ----------     ----------
                                             (253,249)      (186,500)

Cash used in investing activities
Acquisition of capital assets                  (3,787)       (19,576)
Software & Systems development               (156,343)       (84,663)
                                           ----------     ----------
                                             (160,130)      (104,239)

Cash from financing activities
Share subscriptions received and
   issuance of Common Shares                  572,976              0
                                           ----------     ----------
Increase in cash during the period            159,597       (290,739)

Cash and short-term investments,
   beginning of the period                    761,007      1,363,816
                                           ----------    -----------
Cash and short-term investments,
   end of period                           $  920,604    $ 1,073,077
                                           ----------    -----------

      See accompanying notes to the consolidated financial statements
               PREPARED BY MANAGEMENT WITHOUT AUDIT

Note to the Interim financial statements dated April 30, 2000:

Note 1.   Interim financial statements:

The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the six month period ended
April 30, 2000 reflect all adjustments which are necessary to a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2.   United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)   Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)   Short-term investments

Under United States generally accepted accounting principles, short-term investments are recorded at market value. At
April 30, 2000 there were no differences between the cost and the market value of the short-term investments.

c)   Escrow shares

Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time. If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

d)   Cost of sales

Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three month period is comprised of:


                                April 2000      April 1999
Amortization of software
   and systems development      $  42,095        $ 44,850
Delivery                              842             897
                                --------         --------
Cost of sales                   $  42,937        $ 45,747
                                ---------        --------

e)   Foreign currency translation

The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

f)   Loss per share

Under United States generally accepted accounting principles (US GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares that are considered contingent shares. This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles. On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the six month period ended April 30, 2000 the weighted average number of shares outstanding was 8,872,557. 3,000,000 of that total are escrow shares. Therefore, under US GAAP, the loss per share for the six month period ended April 30, 2000 is $(0.03) per share (for the comparative six months ended April 31,1999, the loss was $(0.02) per share).

g)   Development stage enterprise

Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to April 30, 2000 are:

Revenue

Software sales                                   $  160,390
Subscriptions                                        10,696
Trading income                                       41,044
                                                 ----------
                                                    212,130
                                                 ----------
Expenses


Advertising, marketing and promotion                376,682
Amortization                                        499,579
Bank charges                                          9,785
Capital taxes                                        11,507
Consulting                                           30,000
Directors' fees                                      15,000
Foreign exchange loss                                 6,925
Investor relations                                   54,965
Management fees                                     309,027
Office                                               75,726
Professional fees                                   157,459
Rent                                                 35,796
Research and development                            266,020
Salaries and benefits                               398,476
System testing                                       61,054
Telephone                                            29,701
Travel                                               91,866
                                                 ----------
                                                  2,429,568
                                                 ----------
                                                 (2,217,438)

Interest and other income                           178,394
                                                -----------
Net loss for the period and deficit
Accumulated during the development stage        $(2,039,044)
                                                -----------

h)   Development stage enterprise - continued

The Company's cash flows from incorporation on November 30, 1993 to April 30, 2000 are:

Cash flows from (used in) operating activities

Net loss for the period                         $(2,039,044)
Adjustments for:
Amortization                                        499,579
Foreign exchange gain                                (6,925)
                                                -----------
                                                 (1,532,540)

Net change in non-cash working capital balances
Increase in accounts receivable                      (8,556)
Increase in prepaid expenses                       (167,863)
Increase in accounts payable and
accrued liabilities                                  11,756
                                                -----------
Cash used in operating activities                (1,546,203)
                                                -----------
Cash flows used in investing activities
Software and system development                    (772,908)
Acquisitions of capital assets                     (121,724)
                                                 ----------
Cash used in investing activities                  (902,206)
                                                 ----------
Cash flows from (used in) financing activities
Share subscriptions received and issuance of
   common shares                                  3,517,027
Share issue costs                                  (141,089)
                                                 ----------
Cash from financing activities                    3,375,938
                                                 ----------
Foreign exchange gain on cash held
   in foreign currency                               (6,925)
                                                 ----------
Net increase in cash during the period           $  920,604
                                                 ----------

British Columbia                                 QUARTERLY REPORT
Securities Commission                                  FORM 61
---------------------------------------------------------------------
ISSUER DETAILS                |  FOR QUARTER ENDED  | DATE OF REPORT
NAME OF ISSUER                |   April 30, 2000    | (Y/M/D)
Titan Trading Analytics Inc   |                     | 00/06/30
---------------------------------------------------------------------
ISSUER'S ADDRESS
3473 Ellis Place
---------------------------------------------------------------------
CITY     PROVINCE | POSTAL  | ISSUER FAX NO    | ISSUER TELEPHONE NO.
                  | CODE    |                  |
Nanaimo  BC       | V9T 4Y6 | 250-758-8322     | 250-758-8262
---------------------------------------------------------------------
CONTACT PERSON    | CONTACT'S POSITION         | CONTACT TELEPHONE NO
Jennifer Gee      | Chief Financial Officer    | 250-758-1138
---------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL B. PAAUWE"   |  Michael B. Paauwe    |    00/06/30
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL GOSSLAND"    |  Michael Gossland     |    00/06/30
---------------------------------------------------------------------

                        TITAN TRADING ANALYTICS INC.
                               SCHEDULE B
                         SUPPLEMENTARY INFORMATION
                        PERIOD ENDED APRIL 30, 2000

                       TITAN TRADING ANALYTICS INC.
             Form 61 - Schedule B - Supplementary Information
               For the Second Quarter ended April 30, 2000


1.  For the current year to date:

Expenditures to parties not dealing at arm's length:

Management Fees of $108,833 as follows:

Management contracts:  1. Michael B. Paauwe & Associates - $54,333
                       2. Michael Gossland & Associates  - $54,500

These amounts, which include management bonuses, are included in management fees, as well as in capitalized amounts of software and systems during the period, reflected under capital expenditures and subject to amortization.

Outside Directors' Fees:  1. Paul Shatzko    $2,500
                          2. Robert Shatzko  $2,500

2.  Securities issued for the quarter under review:
       275,965 common shares

3.  As at end of quarter:

a)  Authorized share capital      100,000,000 common shares
    Issued share capital            9,132,966 common shares

    Reserved for future issuance    1,329,102 common shares
    Fully diluted                  10,462,068 common shares

b)Summary of options and warrants

1)  Options granted February 1, 1997

Name                    No of Shares     Per Shares    Expiry Date
Michael B. Paauwe          195,000          $.90         July 2001
Michael Gossland           195,000          $.90         July 2001
Paul Shatzko               240,000          $.90         July 2001
Robert Shatzko             100,000          $.90         July 2001
John Austin                 75,000          $.90         July 2001
Jennifer Gee                20,000          $.90         July 2001
                          ---------
                           825,000

Options Granted January 29, 1999
Greg Kennedy                72,852          $.85        January 2004
                          ---------

Options Granted April 30, 2000:

Michael B. Paauwe          150,000         $1.00       April 30, 2004
Michael Gossland           150,000         $1.00       April 30, 2004
Paul Shatzko                50,000         $1.00       April 30, 2004
Robert Shatzko              30,000         $1.00       April 30, 2004
John Austin                 35,000         $1.00       April 30, 2004
Greg Kennedy                 6,250         $1.00       April 30, 2004
Jennifer Gee                10,000         $1.00       April 30, 2004
                          ---------
                           431,250

Total Options Granted    1,329,102
                         ----------

2)  Warrants Outstanding
250,067 warrants   $2.55   To May 19, 2001   $3.00   To Sept 19, 2001

c)  Escrow shares - TTN Escrow Capital Corp.  3,000,000 common shares

d)  Directors:
Michael Paauwe
Michael Gossland
Paul Shatzko
Robert Shatzko

                        TITAN TRADING ANALYTICS INC.
                                SCHEDULE C
                          MANAGEMENT DISCUSSION
                        PERIOD ENDED APRIL 30, 2000

                        TITAN TRADING ANALYTICS INC.
            MANAGEMENT DISCUSSION - QUARTER ENDED APRIL 30, 2000
   ____________________________________________________________________

The six month period ended April 30, 2000 reflects fundamental changes that took place in our immediate business plans, as we began to implement our new Internet web site publication and online financial subscription service, with the launch of the new web site at the end of February.

We remained in a beta test stage on the new web site during the quarter, testing implementation and delivery of new Nasdaq and NYSE big cap stock screening services, as well as our new online credit card e-commerce capabilities. We started testing the new "Platinum Alert" for big cap stocks and further developed the planned TitanGold stock screening service for mid cap and smaller cap stocks. During the quarter and prior to any scale up in advertising and marketing efforts, a decision was made to install our own dedicated high speed web and email server, rather than continue to host our planned services on a third party server platform.
The software development related to the switch to the new dedicated server was completed in June 2000 and remains under test. This required the postponement of the introduction of the planned TitanGold lower priced stock screening service for e-traders, until September 2000.

The Board of directors was re-elected at the AGM on April 14th. We subsequently we added to the working capital strength of the Company by contracting for an unbrokered private placement of $550,147 to two placees, announced when funds closed on May 1st. The placement was approved by the CDNX on May 19th and completed on June 22, 2000. The proceeds of this important stock placement are earmarked for advertising and marketing of the new online subscription services. Proceeds of the stock placement had the effect of restoring net working capital balances to over $920,000. The placement was completed during a particularly difficult period in financial markets, following the severe sell-off in the Nasdaq market that rocked capital markets starting in March 2000.

We continue to get feedback from subscribers during the period that will enable improvements to our online subscription service. The accuracy of our short term stock market timing calls and the real time performance of the new advanced stock screening in the Platinum Alert service continues to exceed initial expectations.

Analysis of financial results for the period:

6 months ended April 30th, 2000 compared to period ended April 30th 1999:

The loss for the six months ended April 30, 2000 was $263,663 compared to a loss of 201,787 in the period ended April 30, 1999. Most of that increase was attributed to a reduction in revenue, as software sales and trading income ended and subscription income started, with the new online subscription service. Revenues dropped to $10,820 from $95,316 in the previous period. Total expenses dropped to $279,238 from $315,125 in the comparable 1999 period.

Advertising, marketing and promotion expenses dropped to $12,968, compared to $57,256 in the comparable period ended April 1999. There was a foreign exchange loss of $6,925 in the period, compared to nil in the period ended April 1999. Investor relations expense dropped to $3,844 from $19,338 in the comparable period ended April 1999. Management fees increased to $57,475 in the period compared to 32,800 reflecting increased contract rates. Professional fees dropped to $19,511 from $37,099 in the comparable period ended April 1999 attributable to last year's work on the Form 20-F SEC application. Salaries and wages increased to $112,144 from $76,918 in the period ended April 1999 due to increased staffing levels and increased compensation paid to employees and managers of the company.

$156,343 was expended on software and systems development expenditures compared to $84,663 in the comparable period ended April 1999. The increase expenditure relates mainly to the costs associated with the new web site and e-commerce software development.

Cash from financing activities totaled $572,976 from the combination of the private placements announced during the period and stock options exercised during the period. Cash and short term investments at the end of the current period totaled $920,604, compared to $1,073,077 at the end of April, 1999.

We have made significant progress during the current period to advance our new business plans. After the quarter's end we completed all of the documentation requirements to effect an application for NASD OTC BB listing. US listing requirements and the approval process have been made more stringent as the NASD has tightened up the requirements for market makers and applicants alike, as regulations to improve the OTC market are being affected in the US. While this has had the effect of delaying our US listing, ultimately this will help the Company and our shareholders, as standards to protect investors take effect on the OTC BB exchange.

Preparations are now finally underway to register with the SEC in the United States as an Investment Adviser. This process will enable us to more fully exploit our new trading system technology through the Internet. We expect to complete this application during July 2000 and expect to get approval within 45 days of the final application date. The completion of all of the work in the US regulatory area will position Titan to deliver on its efforts to develop a more high quality and wide ranging advisory services for brokers, accredited investors and e-traders.

Disclaimer: Statements contained herein which are not historical fact may be "forward-looking statements" that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, delays in testing and evaluation of products and other risks detailed from time to time in the Company's filings in Canada and with the United States Securities & Exchange Commission.


For more information in connection with this Management Discussion or the financial statements, please contact Michael Paauwe, president, at 250-758 8262.